Exhibit 99.1

WeShop Holdings Limited

Operating and Financial Review and Prospects

Unaudited Interim Results as of and for the Six Months Ended June 30, 2026

Cautionary Statement Regarding Forward-Looking Statements

WeShop Holdings Limited’s (“WeShop” or the “Company”) Operating and Financial Review and Prospects as of and for the six months ended June 30, 2026 contain forward-looking statements concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for the Company’s business operations and financial performance and condition, including its planned expansion into the United States market, its funding strategy and expected sources of liquidity, and its expectations regarding future operating results. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on the Company’s management’s beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified in the section entitled “Item 3. Key Information — D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”). The forward-looking statements herein include, among others, statements regarding:

●	the Company’s ability to launch its business in the United States and other countries besides the United Kingdom;
●	the Company’s ability to issue shares pursuant to the ShareBack Plan;
●	competition, management of growth, potential fluctuations in operating results;
●	the Company’s ability to find suitable partners or agree on acceptable commercial terms;
●	the Company’s ability to obtain, maintain, protect, defend and/or enforce its intellectual property rights;
●	future results of operations, cost of revenues, investment in research and development activities, promotion of the Company’s services through performance-based advertising and other programs, changes to the Company’s disclosure controls and internal control over financial reporting, trends in operating expenses and provision for income taxes, increased costs associated with being a public company, and share-based compensation expenses;
●	business strategies, including expansion into new products, categories or geographic markets and investments to enhance the Company’s technology platform and services;
●	industry environment, including the Company’s relationships with affiliate partners and other key stakeholders;
●	the effects of seasonality;
●	the Company’s ability to continue as a going concern and obtain the substantial additional financing required to support the growth of its business;
●	the Company’s expectations regarding the timing and success of its planned expansion into the United States market, including the recruitment of a U.S.-based leadership team;
●	the Company’s customer and revenue concentration risks, including reliance on a limited number of affiliate network partners; and
●	other factors discussed in the section entitled “Item 3. Key Information — D. Risk Factors” in the 2025 Annual Report.

The preceding list is not intended to be an exhaustive list of all of the Company’s forward-looking statements. The forward-looking statements contained herein speak only as of the date of this Report, and unless otherwise required by law, the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

In addition, statements that “the Company believes” and similar statements reflect the Company’s beliefs and opinions on the relevant subject. These statements are based upon information available to the Company as of the date of this Report, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete. The Company’s statements should not be read to indicate that it has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Operating and Financial Review and Prospects

The following discussion and analysis of the financial condition and results of operations of the Company should be read together with the Company’s unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2026 and the related notes furnished herewith, and in conjunction with the audited consolidated financial statements and related Operating and Financial Review and Prospects included in the 2025 Annual Report. In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those projected in these forward-looking statements as a result of various factors, including those discussed under “Item 3. Key Information — D. Risk Factors” in the 2025 Annual Report and in “Cautionary Statement Regarding Forward-Looking Statements” above. Certain amounts may not foot due to rounding, and all figures are presented in pounds sterling unless otherwise stated.

The interim financial information has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) on a basis consistent with the accounting policies applied in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Company Overview

The Company reported a net loss of £5,164,015 for the six months ended June 30, 2026, compared with £4,036,268 for the six months ended June 30, 2025. In contrast to the year ended December 31, 2025 — whose results included £35.9 million of non-cash performance incentive share-based compensation expense recognized on achievement of valuation milestones following the Nasdaq listing — performance incentive share-based compensation expense in the current interim period was £11,848, reflecting awards for which the relevant valuation milestones have not yet been reached. The increase in net loss period-on-period was instead driven primarily by higher general and administrative expenses associated with operating as a Nasdaq-listed public company and increased sales and marketing expenditure, partially offset by lower interest expense.

Following admission to trading, the Company’s funding strategy transitioned toward equity-linked mechanisms. During the six month period ended June 30, 2026 the Company received approximately £4.4 million of gross proceeds from exercises of share-based incentive awards, which represented the principal source of financing during the period and increased cash and cash equivalents from £3.0 thousand as of December 31, 2025 to £211.0 thousand as of June 30, 2026.

Recent Developments

During the six months ended June 30, 2026, the Company made significant progress in building the foundation for its planned expansion into the United States market and strengthening its public-company infrastructure following its Nasdaq listing in November 2025.

●	Leadership. On June 15, 2026, the Company appointed Maria Weaver as Chief Executive Officer and a member of the Board of Directors. Ms. Weaver brings over 30 years of consumer platform, media and digital-transformation experience, including senior leadership roles at Warner Music Group, Comcast, and HBO, and is tasked with leading the Company’s entry into the United States market. Paul Ellerbeck, the Company’s prior Chief Executive Officer, continues to serve as a director of the Company.

●	Public company infrastructure. The Company continued to build out the governance, reporting and compliance infrastructure required of a Nasdaq-listed public company, including advancing recruitment of a U.S.-based leadership team in preparation for its planned market entry.

●	WePoints registration statement. The Company filed an updated registration statement with the SEC relating to the WePoints, which is intended to provide the Company with greater flexibility as to the ShareBack rate it may offer users and in respect of platform referrals going forward. Contingent Shares (WePoints) outstanding decreased from 1,385,392 as of December 31, 2025 to 1,193,348 as of June 30, 2026, as further detailed in the notes to the consolidated financial statements.

●	Platform development. The Company continued to invest in its social commerce platform’s functionality and infrastructure to support its planned United States expansion, reflected in increased research and development expenditure period-on-period.

Operating Results

The table below presents selected consolidated results of operations for the six months ended June 30, 2026 and 2025.

	Six Months Ended June 30,
	£2026	2025	Change	Change %
Net revenues	54,359	281,590	(227,231)	(81)%
Cost of sales	84,020	333,117	(249,097)	(75)%
General and administrative	3,266,823	2,202,138	1,064,685	48%
Sales and marketing	243,253	2,750	240,503	n/m
Research and development	402,675	274,484	128,191	47%
Depreciation and amortization	1,006,144	1,005,726	418	—
Total costs and expenses	5,002,915	3,818,215	1,184,700	31%
Operating loss	(4,948,556)	(3,536,625)	(1,411,931)	(40)%
Other income (expense), net	(35,916)	(25,779)	(10,137)	(39)%
Change in fair value of convertible notes	-	(117,755)	117,755	n/m
Interest expense	(179,543)	(356,109)	176,566	50%
Net loss	(5,164,015)	(4,036,268)	(1,127,747)	(28)%

Revenue

Net revenues decreased to £54,359 for the six months ended June 30, 2026 from £281,590 for the six months ended June 30, 2025. Revenue continued to be derived primarily from affiliate commission arrangements and advertising-related placements within the Company’s platform. The decrease reflected the Company’s continued reduced emphasis on short-term commercial activity within the United Kingdom as management prioritized building the senior leadership team in the United States in preparation for the planned expansion into the United States market, together with lower platform transaction volumes during the period.

The Company’s revenues are concentrated among a limited number of affiliate network partners. For the six months ended June 30, 2026, three affiliate network partners — Awin, Commission Junction and eBay — accounted for approximately 74% of total revenues, compared with three affiliate network partners accounting for approximately 87% of total revenues for the six months ended June 30, 2025. The Company does not contract directly with retailers and is dependent on its affiliate network relationships for substantially all of its commission revenues. As the Company expands into the United States market, it may seek to diversify its affiliate network relationships; however, there can be no assurance that such diversification will occur or that the Company will not remain dependent on a limited number of affiliate partners.

Cost of sales

Cost of sales represented an expense of £84,020 for the six months ended June 30, 2026, compared with an expense of £333,117 for the six months ended June 30, 2025. Cost of sales consists principally of non-cash share-based compensation associated with the contingent share entitlements earned by account holders under the Company’s ShareBack program, which are accounted for under ASC 718 and recognized as account holders earn qualifying entitlements through platform activity. Cost of sales is non-cash in nature and is not directly correlated with the cash cost of operating the platform.

Operating expenses

General and administrative expenses increased to £3,266,823 for the six months ended June 30, 2026 from £2,202,138 for the six months ended June 30, 2025. The increase primarily reflected the full-period effect of professional services, governance, reporting, investor-relations and compliance costs associated with operating as a Nasdaq-listed public company, together with continued investment in organizational infrastructure ahead of the Company’s planned expansion into the United States market.

Sales and marketing expenses increased to £243,253 for the six months ended June 30, 2026 from £2,750 for the six months ended June 30, 2025, reflecting the resumption and scaling of marketing activity in preparation of the United States launch following completion of the Nasdaq listing process.

Research and development expenditure was £402,675 for the six months ended June 30, 2026, compared with £274,484 for the six months ended June 30, 2025, reflecting continued investment in platform functionality ahead of the Company’s planned expansion into the United States market.

Depreciation and amortization expense was broadly unchanged at £1,006,144 for the six months ended June 30, 2026, compared with £1,005,726 for the six months ended June 30, 2025, principally reflecting amortization of the Company’s developed-technology intangible asset.

Performance incentive share-based compensation expense of £11,848 was recognized in the six months ended June 30, 2026, compared to £nil for the six months ended June 30, 2025, representing the amortization of the two remaining tranches of market-condition awards for which the specified valuation milestones have not yet been achieved. As described in the 2025 Annual Report, the £35.9 million charge recognized in the year ended December 31, 2025 arose on the vesting of market-condition awards following achievement of specified valuation milestones after the Nasdaq listing, and no comparable charge arose in the current interim period.

Operating loss

Operating loss increased to £4,948,556 for the six months ended June 30, 2026 from £3,536,625 for the six months ended June 30, 2025. The increase was primarily attributable to higher general and administrative expenses and increased sales and marketing expenditure.

Other income (expense), interest and net loss

Other income (expense), net was an expense of £35,916 for the six months ended June 30, 2026, compared with an expense of £25,779 for the six months ended June 30, 2025. The movement between the two periods was not material.

No change in the fair value of convertible notes was recognized in the six months ended June 30, 2026, compared with a loss of £117,755 in the six months ended June 30, 2025. All of the Company’s convertible loan notes converted in 2025 and none remained outstanding as of December 31, 2025. Accordingly, no convertible notes subject to fair value measurement existed at any point during the current interim period, and no fair value movement could arise.

Interest expense decreased to £179,543 for the six months ended June 30, 2026 from £356,109 for the six months ended June 30, 2025, reflecting the reduction in interest-bearing convertible instruments following their conversion, partially offset by interest on short-term notes and loan facilities utilized during the period.

As a result of the foregoing, net loss increased to £5,164,015 for the six months ended June 30, 2026 from £4,036,268 for the six months ended June 30, 2025. Basic and diluted net loss per ordinary share was £(0.45) for the six months ended June 30, 2026, compared with £(0.50) for the six months ended June 30, 2025, on a weighted-average share count of 11,403,236 for the six months ended June 30, 2026, compared to 7,985,717 for the six months ended June 30, 2025.

Liquidity and Capital Resources

Liquidity overview

The Company has historically funded its operations through equity issuances and convertible loan note financings. Following admission to trading on Nasdaq in November 2025 and the related conversion of previously outstanding convertible instruments, the Company’s funding strategy transitioned toward equity-linked incentive mechanisms, supplemented by short-term loan facilities used to support working capital. During the six months ended June 30, 2026, exercises of share-based incentive awards provided approximately £4.4 million of gross proceeds and represented the Company’s principal source of financing.

Cash and cash equivalents were £210,565 as of June 30, 2026, compared with £3,066 as of December 31, 2025 and £102,600 as of June 30, 2025. Total current liabilities were £5,788,641 as of June 30, 2026, compared with £6,386,733 as of December 31, 2025, and included loans and notes payable of £2,771,947 as of June 30, 2026, compared with £2,317,403 as of December 31, 2025 and accounts payable and accrued expenses of £3,016,694 as of June 30, 2026, compared with £4,069,330 as of December 31, 2025.

Going concern and liquidity outlook

During the six months ended June 30, 2026, the Company incurred a net loss of £5,164,015 and net cash outflows from operating activities of £4,507,587. As of June 30, 2026, the Company had cash and cash equivalents of £210,565. The Company expects to continue to incur operating losses and negative operating cash flows as it invests in platform capability, organizational infrastructure and recruitment of a U.S.-based leadership team ahead of its planned expansion into the United States market.

The Company’s future capital requirements will depend on the rate of growth in platform activity and revenue, the level of continued investment in sales and marketing and research and development, and the timing and cost of the Company’s planned expansion into the United States market. The Company has to date funded its operations principally through proceeds from exercises under its performance incentive grant program and short-term loan facilities, including on-demand loan arrangements and term loans, certain of which have been provided by related parties. The Company may seek additional funding from a range of sources, including equity and debt financing.

Additional vested awards remained outstanding as of June 30, 2026 under the performance incentive grants, all of which carry an exercise price of $9.64 per share, which, if exercised by holders, could provide additional gross proceeds to the Company of approximately $41.2 million (approximately £30.7 million). The decision to exercise these awards is at the sole discretion of the holders and is not obligatory, and there can be no assurance that any or all of these awards will be exercised, or as to the timing of any such exercises.

As of August 24, 2026, the Company had received further gross proceeds of approximately £537,700 from exercises of performance incentive grants subsequent to the period end.

Management believes that the Company’s existing cash resources, together with proceeds received subsequent to June 30, 2026 from exercises under the performance incentive grant program and expected proceeds from additional vested performance incentive grants that may be exercised by holders, are expected to support the Company’s planned operating activities and organizational development following its admission to trading on Nasdaq. In addition, the Company has received letters of support from certain related parties, confirming their intention, if required, to provide financial support — whether through equity investment, shareholder loans or other funding arrangements — for a period of at least twelve months from the date of approval of these interim financial statements, to enable it to meet its liabilities as they fall due. These letters of support are expressions of intent and do not constitute legally binding commitments and do not specify a quantified amount of support; however, management has no reason to believe these parties will not honour their stated intentions. On this basis, the interim financial statements have been prepared on a going concern basis.

Cash flows

The following table summarizes the Company’s cash flows for the six months ended June 30, 2026 and 2025.

£	June 30, 2026	June 30, 2025
Net cash used in operating activities	(4,507,587)	(1,975,009)
Net cash used in investing activities	(1,782)	(457)
Net cash provided by financing activities	4,716,868	2,050,000
Net increase in cash and cash equivalents	207,499	74,534
Cash and cash equivalents, beginning of period	3,066	28,066
Cash and cash equivalents, end of period	210,565	102,600

Net cash used in operating activities was £4.51 million for the six months ended June 30, 2026, compared with £1.98 million for the six months ended June 30, 2025. The increase in operating cash outflow primarily reflected higher general and administrative expenditure associated with operating as a Nasdaq-listed public company, together with a reduction in accounts payable and accrued expenses of approximately £1.1 million as the Company settled outstanding balances during the period.

Net cash used in investing activities was £1,782 for the six months ended June 30, 2026, compared with £457 for the six months ended June 30, 2025, relating to purchases of property and equipment.

Net cash provided by financing activities was £4.7 million for the six months ended June 30, 2026, compared with £2.05 million for the six months ended June 30, 2025. Financing inflows in the current period comprised approximately £4.44 million of proceeds from exercises of share-based incentive awards and £500 thousand of proceeds from the increases in loans payable, partially offset by £225 thousand of repayments of notes payable.

Contractual obligations

As of June 30, 2026, the Company’s contractual obligations consisted principally of notes payable and short-term loan arrangements, including on-demand loan facilities and term loans, certain of which were provided by related parties. Further information is included in the notes to the interim financial statements and, in respect of related parties, under “Item 7. Major Shareholders and Related Party Transactions” of the 2025 Annual Report.

£	Less than 1 year	1–3 years	Total
Notes payable (including accrued interest)	220,187	—	220,187
Loans payable (including accrued interest)	2,551,760	—	2,551,760

Off-balance-sheet arrangements

The Company had no off-balance-sheet arrangements as of June 30, 2026.

Research and Development, Patents and Licenses, Etc.

The Company’s research and development activities are focused on the continued development and enhancement of its social commerce platform, including platform functionality, infrastructure and features to support the Company’s planned expansion into the United States market. Research and development expenditure, was £402,675 for the six months ended June 30, 2026, compared with £274,484 for the six months ended June 30, 2025. See “Operating Results — Operating expenses” above. The Company’s developed-technology intangible asset and its policies with respect to intellectual property are described in the notes to the interim financial statements and in the 2025 Annual Report.

Trend Information

During the six months ended June 30, 2026, the Company’s activities reflected the continuation of the transition period associated with its admission to trading on Nasdaq and preparation for its planned expansion into the United States. Management expects operating expenses to continue to reflect investment in platform capability, public-company infrastructure and the recruitment of a U.S.-based leadership team, including the appointment of a Chief Executive Officer during the period, as the Company prepares for entry into that market.

Exercises of share-based incentive awards, which commenced in early 2026, continued during the period and are expected to represent an important component of the Company’s funding strategy as it progresses through its post-listing development phase. The Company expects to continue to incur operating losses in the near term as it executes its growth strategy and advances development of its platform.

The Company’s commercial activity in the United States market during the period was minimal and ceased on March 31, 2026. On that date the registration statement relating to the WePoints ceased to be available for use, as the audited financial statements included in it were no longer current, and the Company was accordingly no longer able to issue WePoints to users in the United States. The platform was withdrawn from that market with effect from the same date. The Company has filed an updated registration statement in respect of the WePoints, which also provides greater flexibility as to the ShareBack rate offered to users and in respect of referrals on the platform.

Critical Accounting Estimates

The Company’s critical accounting estimates are consistent with those described in the 2025 Annual Report and include the ShareBack incentive program, share-based compensation, and the valuation and recoverability of the developed-technology intangible asset. There have been no material changes to the Company’s critical accounting estimates during the interim period, other than that no convertible financial instruments subject to fair value measurement remained outstanding and no performance incentive grants vested during the period. Management considers an accounting estimate to be critical if it requires judgment about matters that are inherently uncertain and if changes in those estimates could have a material impact on the Company’s consolidated financial statements or results of operations.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) having the option of delaying the adoption of certain new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in our 2025 Annual Report and our periodic reports and proxy statements and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) five years from the date of our initial public offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A ordinary shares held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Foreign Exchange Risk

The Company’s reporting currency is the pound sterling. The Company’s principal operations are conducted in the United Kingdom, and substantially all of its revenues and operating expenses are denominated in pounds sterling. Certain of the Company’s performance incentive grants have exercise prices denominated in U.S. dollars and following its planned expansion into the United States market, the Company expects to have increased exposure to foreign currency fluctuations between the pound sterling and the U.S. dollar. The Company does not currently engage in hedging activities to mitigate foreign currency risk but will continue to evaluate its exposure as its U.S. operations develop.

Interest Rate and Debt Risk

As of June 30, 2026, the Company had outstanding loan facilities with related parties bearing interest at rates ranging from 8% to 15% per annum. Changes in market interest rates could affect the cost of any future borrowings. In addition, the Company’s performance incentive grant proceeds, if exercised, may be received in U.S. dollars and could be affected by prevailing interest rate differentials between the United Kingdom and the United States. The Company does not currently use derivative instruments to manage interest rate exposure.

Events After the Interim Period

Subsequent to June 30, 2026, holders of vested performance incentive grants continued to exercise their awards, providing the Company with additional funding. Between July 1, 2026 and August 24, 2026, the Company received gross proceeds of approximately £537,700 from exercises of share-based incentive awards, resulting in the issuance of 75,016 Class A ordinary shares. These proceeds are being applied toward the Company’s planned operating activities and amoritzation development ahead of its expansion into the United States market.